TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA

NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES

A NEW ADDITION TO ITS ADVISORY BOARD

EDMONTON, ALBERTA – (January 24, 2007) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) is pleased to announce that Harlan Shabshelowitz, of Massachusetts, has been appointed to Titan Trading Analytics’ Advisory Board.

Harlan has been in the brokerage industry since 1976 and currently holds his Series 4, 7, 24, 63 and 65 securities licenses. An expert in negotiating broker/ dealer clearing relationships, Harlan has been studying and using Titan Trading software-generated signals for several years.

Phillip Carrozza, President of Titan Trading USA and Director of Titan US Trading Operations, said, “We are glad to have someone with Harlan’s knowledge and experience assisting Titan on the Advisory Board. As Titan’s software offerings are completed, Harlan’s trading insight and brokerage business experience will be invaluable – especially as we move beyond the software development stage and into various segments of the capital markets. Titan’s software can be a value-added tool for the brokerage and trading industry.”

When asked about his appointment Mr. Shabshelowitz said, “I am happy to assist Titan any way I can. I have been very impressed with Titan’s multi-time frame technical signals on large cap blue chips stocks, and I have found the software to be very accurate in finding reversal shorts opportunities.”

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Mr. Ken W. Powell

(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.